NOTICE OF EXEMPT SOLICITATION

Name of Registrant: Amazon.com Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 412, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

April 26, 2023

Amazon.com Inc. (NASDAQ: AMZN)

Item 16:

Human Rights Assessment

We, the Proponents1, urge shareholders to vote FOR Item 16 –Shareholder Proposal Requesting Additional Reporting on Freedom of Association (the “Proposal”) -- at the Amazon.com Inc. (“Amazon” or the “Company”) Shareholder Meeting on May 24, 2023.

The Proposal asks Amazon’s Board of Directors to:

Commission an independent, third-party assessment of Amazon’s adherence to its stated commitment to workers’ freedom of association and collective bargaining rights as outlined in Amazon’s Global Human Rights Principles, which explicitly reference the Core Conventions of the International Labour Organization and the ILO Declaration on Fundamental Principles and Rights at Work. The assessment should address management non-interference when employees exercise their right to form or join a trade union as well as steps to remedy any practices inconsistent with Amazon’s stated commitments. The assessment, prepared at reasonable expense and omitting confidential, proprietary or legally privileged information, should be publicly disclosed on Amazon’s website by November 30, 2023.

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1 The Proponents include the Catherine Donnelly Foundation represented by SHARE (the Shareholder Association for Research and Education); SOC Investment Group; CCLA Investment Management Limited; ACTIAM N.V. on behalf of Stichting Juridisch Eigenaar ACTIAM Beleggingsfondsen and Stichting Juridische Eigenaar Zwitserleven Beleggingsfondsen; Tredje AP-fonden, AP3 (Third Swedish National Pension Fund); and British Columbia Investment Management Corporation. Combined, the Proponents collectively hold Amazon.com Inc. shares worth approximately US $660,000,000 as of April 18, 2023.

In the face of unionization efforts at Amazon globally, Proponents are concerned that Amazon’s reported conduct towards employees seeking to unionize contradicts its stated commitment to respect its employees’ fundamental rights to freedom of association and collective bargaining, and runs contrary to the ILO Declaration and Core Conventions, as well as other international human rights norms. Such apparent misalignment poses material reputational and operational risks to the Company, which if left unaddressed may threaten long-term shareholder value.

An independent third-party assessment (the “Assessment”) would inform management, the Board of Directors (the “Board”), and shareholders of international labor rights standards, evaluate the merits of Amazon’s conduct, illustrate how to mitigate the risks associated with any failure to respect these fundamental human rights, and guide management’s future approach and conduct on these issues.

Proponents urge shareholders to consider the following and vote FOR Item 16:

1.	Amazon’s actions toward employees organizing and bargaining appear to contradict its own human rights commitments.

2.	Failing to respect workers’ rights in accordance with its own stated commitments may expose Amazon to material risks and threaten long-term shareholder value.

3.	Amazon’s statements in opposition to a third-party assessment ignore the international standards the Company claims to uphold.

4.	A third-party Assessment of Amazon’s adherence to international labor rights standards could identify and reduce legal, reputational, and operational risks.

1. Amazon’s actions toward employees organizing and bargaining appear to contradict its own human rights commitments.

1.1. Amazon’s public commitment to respect internationally recognized human rights standards that protect workers’ rights to freedom of association and collective bargaining entails certain requirements.

Amazon has made a public commitment to respect its employees’ rights to freedom of association and collective bargaining. In making this commitment, the Company references the ILO Declaration on Fundamental Principles and Rights at Work and the ILO Core Conventions in its Global Human Rights Principles. More specifically, Amazon states: “we support and respect the Core Conventions of the International Labour Organization and the ILO Declaration on Fundamental Principles and Rights at Work” and says it respects “employees’ right to join, form, or not to join a labor union or other lawful organization of their own selection, without fear of reprisal, intimidation, or harassment”,2 an important recognition that the fulfillment of these rights depends on how employers choose to respond to union organizing efforts.

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2 https://sustainability.aboutamazon.com/governance/amazon-global-human-rights-principles

At the heart of freedom of association rests the principle of noninterference, according to which workers should be free to establish or join an organization of their own choosing and have the right to carry out their activities without interference or anti-union discrimination from employers and their agents.3 The ILO Committee on Freedom of Association recognizes that “all appropriate measures should be taken to guarantee that, irrespective of trade union affiliation, trade union rights can be exercised in normal conditions with respect for basic human rights and in a climate free of violence, pressure, fear and threats of any kind.”4 The Committee’s interpretation of the principle of noninterference is unambiguous and has been confirmed in many cases brought before the ILO.5

Amazon also says its approach to human rights, inclusive of freedom of association, is informed by the UN Guiding Principles on Business and Human Rights (the “UNGPs”).6 The UNGPs recognize that the ILO Core Conventions (the “ILO Conventions” alongside the International Bill of Human Rights provide the basic reference points for companies in starting to “understand what human rights are; how their own activities and business relationships may affect them; and how to ensure that they prevent or mitigate the risk of adverse impacts”. While the UNGPs recognize States’ duty to translate and enforce international human rights obligations into domestic laws, they also affirm that “where national laws fall below the standard of internationally recognized human rights, companies should respect the higher standard; and where national laws conflict with those standards, companies should seek ways to still honour the principles of those standards within the bounds of national law.”7 Companies’ responsibility to respect internationally recognized human rights standards is a global standard of expected conduct that extends beyond compliance with national laws and regardless of States’ abilities or willingness to fulfill their own human rights obligations.8

1.2. Amazon’s conduct appears to contradict its commitment to freedom of association and collective bargaining rights.

Despite Amazon’s public commitment to respect international labor rights standards, Amazon workers have accused the company of conduct that violates both ILO Conventions and national laws protecting freedom of association and collective bargaining. In multiple instances, staff and administrative law judges of regulatory agencies have found merit in charges brought by workers against Amazon:

•	A U.S. National Labor Relations Board (“NLRB”) judge ruled that Amazon threatened workers engaged in organizing activities at its JFK8 facility, including by threatening to withhold wages and benefits and by removing workers’ petition for a Juneteenth holiday.[9]

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3 https://www.ilo.org/empent/areas/business-helpdesk/faqs/WCMS_DOC_ENT_HLP_FOA_FAQ_EN/lang--en/index.htm

4 ILO, Compilation of Decisions of the Committee on Freedom of Association, Section 2 “Trade union and employers organizations rights and civil liberties,” paragraph 73, https://www.ilo.org/dyn/normlex/en/f?p=NORMLEXPUB:70002:0::NO:70002:P70002_HIER_ELEMENT_ID,P70002_HIER_LEVEL:3942675,1.

5 ILO, Compilation of Decisions of the Committee on Freedom of Association (Sixth Edition, 2018), Section 13 “Protection against discrimination,” Section 14, “Protection against acts of interference,”

https://www.ilo.org/global/standards/subjects-covered-by-international-labour-standards/freedom-ofassociation/WCMS_632659/lang--en/index.htm.

6 https://sustainability.aboutamazon.com/governance/amazon-global-human-rights-principles

7 https://www.ungpreporting.org/resources/the-ungps/

8 United Nations, Human Rights Office of the High Commissioner, Guiding Principles on Business and Human Rights, “Implementing the United Nations “Protect, Respect and Remedy” Framework, https://unglobalcompact.org/library/2

9 Daniel Wiessner, “Amazon Illegally Threatened NYC Workers Ahead of Union Votes, Judge Finds,” Reuters, January 31, 2023, https://www.reuters.com/legal/amazon-illegally-threatened-nyc-workers-ahead-union-votes-judge-finds-2023-01-31/; NLRB Administrative Law Judge Benjamin Green, “Decision,” 29-CA-280153, January 30, 2023, https://www.nlrb.gov/case/29-CA-280153. Amazon has appealed to the Board.

•	A U.S. NLRB judge ruled that Amazon illegally fired a worker engaged in organizing activity. Then, a U.S. federal court issued an injunction ordering Amazon to cease and desist from discharging and disciplining employees in retaliation for employees engaging in protected activities and directing Amazon to post, distribute, and read the Court's order to employees.[10]
•	U.S. NLRB regional staff found Amazon illegally barred off-duty employees from its work sites and that the policy was aimed at union backers and ordered the Company to allow off-duty workers access to work sites. The staff also found the Company had illegally failed to bargain after the NLRB certified the workers’ vote to form the Amazon Labor Union.[11]
•	Under a 2021 settlement agreement with the U.S. NLRB, Amazon agreed to a nationwide notice to all employees promising not to maintain an unlawful rule interfering with workers’ communication among themselves in support of union organizing in non-work areas on non-work time, which is “concerted activity” protected by U.S. labor law.[12]
•	A U.S. NLRB regional director found Amazon violated union election rules and ordered a new election.[13]
•	In a 2016 settlement involving 22 alleged unlawful actions at a facility in Chester, Virginia, Amazon promised not to threaten loss of benefits, a wage freeze, loss of jobs, and other negative consequences if workers formed a union.[14]

News reports detail Amazon’s interference in opposition to union organizing in multiple locations, including ordering workers to attend hundreds of mandatory captive audience meetings in which third-party union avoidance consultants argue against unionization, routinely posting anti-union messages on websites, bulletin boards, warehouse walls, bathroom stalls, and video screens throughout its facilities, and sending anti-union messages to workers via text and email.15

According to Amazon’s filings with the U.S. NLRB, the company has spent $4.1 million and $14 million in 2021 and 2022, respectively, hiring union avoidance consultants to design and execute the Company’s anti-union efforts.16

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10 NLRB Administrative Law Judge Benjamin Green, “Decision,” 29-CA-261755, April 18, 2022, https://www.nlrb.gov/case/29-CA-261755 U.S. National Labor Relations Board. “NLRB Region-29 Wins Federal Court Order Requiring Amazon to Cease and Desist from Firing Employees for Protected Activities.” National Labor Relations Board, November 28, 2022, https://www.nlrb.gov/news-outreach/news-story/nlrb-region-29-wins-federal-court-order-requiring-amazon-to-cease-and. Amazon has appealed.

11 Noam Scheiber, “Amazon Union Gets Favorable Finding on Warehouse Access for Organizing,” The New York Times, March 23, 2023, sec. Business, https://www.nytimes.com/2023/03/23/business/economy/amazon-labor-union-nlrb.html. If not settled, the case will be litigated before an NLRB judge.

12 Settlement Agreement, In the matter of Amazon.com Services, LLC, Cases 13-CA-275270 et. al., December 22, 2021, athttps://www.documentcloud.org/documents/21169264-amazon-nlrb-agreement-december-2021

13 Noam Scheiber, “Union Vote at Amazon Warehouse in Alabama Is Overturned by Regional Labor Office,” The New York Times, November 29, 2021, sec. Business, https://www.nytimes.com/2021/11/29/business/amazon-bessemer-alabama-election.html; Regional Director, Lisa Y. Henderson, “Decision and Direction of Second Election,” National Labor Relations Board, 10-RC-269250, November 29, 2021, https://www.nlrb.gov/case/10-RC-269250.

14 David Streitfeld, “How Amazon Crushes Unions: In a secret settlement in Virginia, Amazon swore off threatening and intimidating workers,” The New York Times, March 16, 2021, at https://www.nytimes.com/2021/03/16/technology/amazon-unions-virginia.html.

15 Jay Greene, “Amazon’s Anti-Union Blitz Stalks Alabama Warehouse Workers Everywhere, Even the Bathroom,” Washington Post, February 2, 2021, https://www.washingtonpost.com/technology/2021/02/02/amazon-union-warehouse-workers/; Lauren Kaori Gurley, “Amazon Is Bombarding Workers With Union-Busting Messages,” Vice, March 23, 2022, https://www.vice.com/en/article/xgdpqj/amazon-is-bombarding-workers-with-union-busting-messages; Noam Scheiber, “Mandatory Meetings Reveal Amazon’s Approach to Resisting Unions,” The New York Times, March 24, 2022, sec. Business, https://www.nytimes.com/2022/03/24/business/amazon-meetings-union-elections.html; Jules Roscoe, “Amazon’s $3,200-Per-Day Union Busters Say This Is the Best Spot for Steak and Caviar in Albany,” Vice (blog), September 27, 2022, https://www.vice.com/en/article/y3p5pb/amazons-dollar3200-per-day-union-busters-say-this-is-the-best-spot-for-steak-and-caviar-in-albany.

16 Celine McNicholas et al., “Employers Spend More Than $400 Million Per Year on ‘Union-Avoidance’ Consultants to Bolster Their Union-Busting Efforts,” Economic Policy Institute, March 29, 2023, https://www.epi.org/publication/union-avoidance/; Dave Jamieson, “Amazon Spent $14 Million On Anti-Union Consultants In 2022.” HuffPost, March 31, 2023, https://www.huffpost.com/entry/amazon-anti-union-spending-2022_n_6426fd1fe4b02a8d518e7010.

While often legal in the U.S., experts believe these activities violate the ILO Conventions Amazon has pledged to respect.17 As the ILO Committee on Freedom of Association put it: “…the Committee considers that the active participation by an employer in a way that interferes in any way with an employee exercising his or her free choice would be a violation of freedom of association and disrespect for workers’ fundamental right to organize.”18

The public record described in the foregoing establishes probable cause for an independent and deeper investigation into Amazon’s compliance with the international labor standards it has pledged to uphold. A third-party Assessment is the best way to conduct this investigation.

2. Failing to respect workers’ rights in accordance with its stated commitments may expose Amazon to material risks and threaten long-term shareholder value.

The allegations and public reports described above jeopardize Amazon’s consumer brand. Polling indicates American consumers feel strongly about unions. According to a Gallup poll conducted in August 2022, 71% of Americans approve of labor unions.19 According to a survey conducted by Marketing Brew and Harris Poll last year, 42% of Americans reported that they are less likely to shop at a company that attempts to stop its employees from unionizing and 41% of Americans reported the same of a company with a union on strike.20 According to corporate reputation management firm RepTrak, which publishes an annual ranking of global brands based on extensive surveys, Amazon’s reputation has been declining for several years, falling from #10 in 2018 to #97 in 2023; the firm cites workplace issues as part of the reason for the decline.21

Amazon’s anti-union stance also risks its employment brand, a critical component to the company’s long-term success. In order to fulfill Amazon’s one- and two-day delivery promises, Amazon requires an exceptionally large workforce. In the U.S., it employs over one million workers, making it the country’s second largest employer.22 The U.S. is currently in the midst of a labor shortage with Federal Reserve Chair Jerome Powell estimating that there are 3.5 million fewer workers than expected in the U.S. market.23 Amazon’s notoriously high turnover rates, reportedly as high as 150%,24 serve to compound Amazon’s high labor demand. According to a leaked 2021 memo, internal researchers warned, “If we continue business as usual, Amazon will deplete the available labor supply in the US network by 2024.”25

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17 See entire issue, Comparative Labor Law & Policy Journal, Vol. 29, Issue 2 (2008), https://cllpj.law.illinois.edu/archive/vol_29/. The Editor's note sums up the message of the articles as: "…the law conceives of a captive audience as an affront to human dignity, of the right to be treated as an autonomous adult, not a child in tutelage to one’s employer, subject to its instruction on political or social subjects including unionization.”

18 ILO Committee on Freedom of Association, Complaint against the United States, Case No 2683, Report No. 357 (June 2010), https://www.ilo.org/dyn/normlex/en/f?p=1000:50002:0::NO:50002:P50002_COMPLAINT_TEXT_ID:2911727.

19 https://news.gallup.com/poll/398303/approval-labor-unions-highest-point-1965.aspx#:~:text=Story%20Highlights&text=WASHINGTON%2C%20D.C.%20%2D%2D%20Seventy%2Done,on%20this%20measure%20since%201965.

20 https://www.marketingbrew.com/stories/2022/02/22/anti-union-stances-can-affect-brand-sentiment-study-shows

21 https://www.globenewswire.com/en/news-release/2018/04/17/1480572/0/en/Campbell-s-and-Nike-Rise-to-the-Top-Amazon-Falls-in-Reputation-Institute-s-2018-US-RepTrak-100-The-Largest-Study-of-Corporate-Reputation-in-the-US.html; https://www.trustsignals.com/blog/big-tech-plummets-in-reptrak-100; https://www.reptrak.com/rankings/company/amazon

22 https://www.geekwire.com/2022/amazon-tops-1m-u-s-employees/

23 https://www.axios.com/2022/12/01/jay-powell-explains-americas-worker-shortage

24 https://www.forbes.com/sites/edwardsegal/2022/10/24/amazon-responds-to-release-of-leaked-documents-showing-150-annual-employee-turnover/?sh=15bcd2aa1d0b

25 https://www.vox.com/recode/23170900/leaked-amazon-memo-warehouses-hiring-shortage

More broadly, independent academic research has shown the presence of unions correlates positively with human capital management practices including low turnover, improved diversity, investment in training, and with low levels of legal and regulatory violations, conditions that have been consistently found to improve productivity and boost performance.26 Conversely, companies that actively oppose unionization experience significant declines in productivity and survival relative to companies that are less opposed, with the evidence indicating that “the overall negative effects are driven by manager’s or owner’s dislike of working with unions rather than economic costs of unions.”27

Polling suggests high support among Amazon employees for unionization efforts. According to a 2021 survey by Business Insider, over 40% of Amazon employees support unionization.28 In a survey hosted on Blind, an anonymous network of professionals, 65% of the 600 Amazon corporate professionals polled supported employees’ efforts to unionize the warehouse in Bessemer, Alabama.29

3. Amazon’s statement in opposition to a third-party Assessment ignores the international standards the Company claims to uphold.

Amazon’s opposition statement focuses on oversight of the Company by U.S. regulators and courts. However, the Proposal explicitly requests a third-party Assessment of Amazon’s adherence to international labor standards, particularly the ILO Conventions that the Company pledges to support, not its compliance with U.S. labor law. Furthermore, Amazon’s commitment to the UNGPs binds the Company to perform human rights due diligence of the kind requested in the Proposal.

Below are selected excerpts from Amazon’s opposition statement with our rebuttals.

Amazon statement: “…approximately half of the ULP [Unfair Labor Practices] charges filed in 2021 and 2022 have already been dismissed or withdrawn for lack of merit at the earliest agency investigatory stages… As of March 2023, none of those approximately 250 ULP filings resulted in a final NLRB order against Amazon.”

Amazon statement: “…the oversight and findings of U.S. regulators and courts demonstrate there already is extensive and sufficient oversight of our labor relations in the United States and there is no need for a further third-party assessment on these issues.”

These statements fail to acknowledge the corresponding fact that half of the 250 ULP charges were not dismissed or withdrawn. Indeed, they are moving forward based on the NLRB regional office determination that the workers’ charges were meritorious. Furthermore, final NLRB orders often take 2-3 years. The statements also fail to acknowledge adverse NLRB staff findings, a Federal court decision against Amazon, and Company settlements with the NLRB.

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26 Sandra Lawson and Tanja Boskovic, The making of long-term capitalism, BlackRock, 2022 pg. 19 https://www.blackrock.com/corporate/literature/whitepaper/the-making-of-long-term-capitalism.pdf ; Marina Severinovsky, The Value of Human Capital for Investors, Schroders, December 2022, pgs. 14-15 ; Justin Wolfers and Jan Zilinsky, “Higher Wages for Low-Income Workers Lead to Higher Productivity” Peterson Institute for International Economics, January 13th, 2015 https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity ; Trillium Asset Management, The Investor Case for Supporting Worker Organizing Rights, July 2022, pgs.4-9 https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights ; Committee on Workers’ Capital, Shared Prosperity: The Investor Case for Freedom of Association and Collective Bargaining, November 2022 pgs.33-41. https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/

27 Sean Wang and Samuel Young, “Unionization, Employer Opposition, and Establishment Closure” December 12, 2022 https://www.census.gov/content/dam/Census/newsroom/press-kits/2023/assa/unionization-employer-opposition-preview.pdf

28 https://www.businessinsider.com/over-40-of-amazon-employees-support-unionization-insider-survey-shows-2021-1

29 https://www.techrepublic.com/article/amazon-professionals-support-warehouse-unionization-efforts-according-to-a-survey/

Furthermore, this statement fails to provide the context a reader would need to understand its significance. Over the past decade, fully 60% of all ULPs for all companies filed with the NLRB have been either dismissed or withdrawn, suggesting that to date, ULP filings against Amazon in particular have been considerably more likely than average to be found worth pursuing.30 Additionally, as the NLRB’s Statement of Procedures makes clear, the NLRB strongly prefers to resolve ULPs through informal or formal settlements, and only issues final orders in cases where a party refuses any such settlement of meritorious charges.31 Over the past decade, only 2.4% of ULP filings overall have resulted in the issuance of a final order.32

Moreover, the NLRB assesses the lawfulness or unlawfulness of Amazon’s conduct in opposing union formation among its employees under U.S. law only. As noted above, the ILO Committee on Freedom of Association has found many features of U.S. law to be contrary to Conventions 87 and 98 and the UNGPs, which Amazon has pledged to uphold.33 The UNGPs explicitly and unambiguously require companies to adhere to the international standard where national law differs.34

Further, Amazon is a global company with operations and employees around the world, to whom U.S. law and any protections therein do not apply. Notably, Amazon employees in Canada went public earlier this year with allegations of “harassment, unwarranted disciplinary measures, offers of payment to withdraw [Quebec labor board] complaints about work accidents, dismissal of injured workers who take time off work, and management interference with the current unionization drive”, all of which is beyond the reach of U.S. labor law.35

Consequently, the issue raised by the proposal concerns Amazon’s adherence to international labor standards, namely the ILO Conventions on freedom of association and collective bargaining, which apply globally. The third-party assessment called for in the proposal can clarify the distinctions among national regulatory findings, court decisions, and settlement agreements and what these distinctions mean regarding Amazon’s alleged breaches of international labor standards when it interferes with union organizing among its employees, wherever they are situated.

Amazon statement: “Principle 3 of the United Nations Global Compact states that, ‘All, including employers, have the right to freedom of expression and opinion, including on the topic of unions.’”

Amazon’s quotation from the United Nations Global Compact (the “UNGC”) is incomplete. Amazon ends the quotation from UNGC Principle 3 with a period, when in fact it ends with a dash and goes further. The full statement says “All, including employers, have the right to freedom of expression and opinion, including on the topic of unions – provided that the exercise of this right does not infringe a worker's right to freedom of association.” [emphasis added]36

As detailed above, there is probable cause to justify an independent investigation into whether Amazon’s statements and conduct in response to its workers seeking to form unions – statements and conduct alleged to include threats in mandatory captive audience meetings that employees may suffer if they choose union representation – crosses the line to infringement of workers’ right to freedom of association in violation of international standards.

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30 https://www.nlrb.gov/reports/nlrb-case-activity-reports/unfair-labor-practice-cases/disposition-of-unfair-labor-practice ; Amazon data extracted and analyzed from https://www.nlrb.gov/reports/graphs-data/recent-filings

31 https://www.nlrb.gov/sites/default/files/attachments/basic-page/node-1717/FinalRules101%26TOC.pdf

32 https://www.nlrb.gov/reports/nlrb-case-activity-reports/unfair-labor-practice-cases/disposition-of-unfair-labor-practice

33 See ILO Committee on Freedom of Association Case No. 1523 (denial of union access to workplace); Case No. 1543 (permanent striker replacement); Case No. 1557 (prohibition on public employees collective bargaining rights); 2227 (denial of back pay remedy to undocumented workers unlawfully dismissed for organizing); 2292 (denial of collective bargaining rights for TSA employees); Case No. 2460 (denial of collective bargaining rights for North Carolina state employees); Case No. 2524 (misclassification of workers as supervisors to deny their organizing and bargaining rights); Case No. 2547 (denial of organizing and bargaining rights for graduate student employees); Case No. 2741 (prohibition on strikes by transit workers); all cases are found at the United States case page https://www.ilo.org/dyn/normlex/en/f?p=1000:20060:0:FIND:NO:20060:P20060_COUNTRY_ID,P20060_COMPLAINT_STATU_ID:102871,1495812.

34 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf, pgs. 14-16

35 https://www.newswire.ca/news-releases/employees-denounce-amazon-s-anti-union-practices-and-retaliation-884054448.html

36 See UN Global Compact Principle 3, https://unglobalcompact.org/what-is-gc/mission/principles/principle-3

A third-party Assessment, as called for in the Proposal, will help define the line between expression of opinion and interference with workers’ organizing rights, which should help guide future management conduct.

Amazon statement: “…globally, we apply or are party to dozens of collective bargaining agreements at national, regional, sectoral, and enterprise levels.”

This statement raises a question: if Amazon can have normal, productive collective bargaining relationships with trade unions around the world, why does management spend millions of dollars on anti-union consultants (and millions more on lawyers whose payments do not have to be reported) to oppose workers’ organizing effort in other jurisdictions, like the U.S.?37

A third-party Assessment of Amazon’s compliance with international standards can help to inform management, the Board of Directors, and shareholders about the merits of such anti-union efforts and associated costs.

4. A third-party Assessment of Amazon’s adherence to international labor rights standards could reduce legal, reputational, and operational risks

An independent third-party Assessment of Amazon’s compliance with its own commitment to respect international standards would help inform the Company’s management, the Board of Directors, and shareholders about the merits of its human rights approach and conduct as well as the associated costs. In addition, such an Assessment would help Amazon’s management and Board of Directors manage the risks associated with failure to respect these human rights and guide management’s approach to freedom of association and collective bargaining, including the steps to remedy any practices inconsistent with the Company’s stated commitments going forward.

4.1. Amazon has not published an independent third-party Assessment of its adherence to its own commitment.

Amazon argues that there is no need for a third-party Assessment because it has “already produced a report addressing how Amazon’s policies and practices align with workers’ freedom of association and collective bargaining rights”.38 The Proponents disagree with this statement and believe that Amazon has not published any assessment meeting the request of the Proposal.

On March 11, 2022, Amazon published a policy statement called “Amazon’s Human Rights Commitment, Policy and Practice: Freedom of Association and Collective Bargaining”,39 which according to Amazon fulfills the Proposal’s request of an independent and third-party Assessment. The policy or report in question does not address the substance of the Proposal as the document does not assess how Amazon’s conduct aligns with its stated commitment to workers’ freedom of association and collective bargaining rights and the ILO Declaration and Core Conventions to which it claims adherence.

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37 See Karl Evers-Hillstrom, “Amazon spent unmatched $14 million on labor consultants in anti-union push,” The Hill, April 3, 2023, https://thehill.com/business/3931442-amazon-spent-unmatched-14-million-on-labor-consultants-in-anti-union-push/

38 Amazon, DEF 14 A, Proxy Statement (definitive), April 13, 2023, https://d18rn0p25nwr6d.cloudfront.net/CIK-0001018724/d293bcf1-ac77-43c4-b69e-100eec50d28d.pdf

39 Amazon’s Human Rights Commitment, Policy and Practice: Freedom of Association and Collective Bargaining,

https://www.aboutamazon.com/news/policy-news-views/amazons-human-rights-commitment-policy-and-practice

The report consists of “an idiosyncratic description of its own practices”40 without assessing those practices against the requirements set by the ILO Declaration and Core Conventions. Notably, in this report, Amazon also fails to even reference ILO Conventions 87 and 98 or the decisions and opinions expressed on these subject matters by the ILO Committee on Freedom of Association, which is the authoritative oversight body for these Conventions.

It is also important to note that the report is structured around the distinction between “direct” and “indirect” employee participation or engagement in the workplace. These notions are foreign to international labor rights discourse41 and irrelevant in regards to the fulfillment of its commitment to respect freedom of association and collective bargaining rights. When workers exercise their right to freedom of association, “direct employee engagement” is most often a euphemism for employers maintaining unilateral control of working conditions. With “direct employee engagement,” the employer is in a position of power and authority; the individual employee is in a position of vulnerability and subordination. Trade union organizing and collective bargaining are designed to redress this imbalance. Amazon maintains several of what it calls “direct engagement” systems, such as “Associate Forums,” “Associate Roundtable Meetings,” “Voice of the Associate Boards” and more. None of these mechanisms fulfill international standards on freedom of association, because they do not contemplate any form of good faith bargaining with employees through representatives of their own choosing.

Collective bargaining between management and unions can and usually does coexist with employee engagement initiatives by management and employees. Employees are very knowledgeable about their jobs and how they might be made safer and more efficient. Supervisors can always engage employees to find better ways to accomplish their tasks or enhance the workplace experience. Unions accept – and often embrace – this type of engagement, as long as management does not engage in individual bargaining with employees over terms and conditions of employment that bypass or undermine the union’s representational role.

4.2. As other companies take proactive steps to align with internationally recognized human rights standards, Amazon is falling behind investors’ expectations.

As investors’ expectations for companies to respect fundamental labor rights continue to grow, an increasing number of companies are taking meaningful steps to strengthen their policies and practices to ensure that they comply with international human rights standards. Amazon’s current human rights policies and conduct contrasts with other companies’ approach to freedom of association and collective bargaining. For example:

•	In 2019, Danone signed an agreement with the U.S. affiliates of the International Union of Food, Agricultural, Hotel, Restaurant, Catering, Tobacco, and Allied Workers Associations in which it agreed to provide union organizers with access to its facilities and to remain neutral with respect to union organizing efforts.[42]

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40 Lance Compa, “Failure to Deliver: Assessing Amazon’s Freedom of Association Policy under International Labor Standards”, Co-published with the Center for Law and Work (CLAW) at Berkeley Law, https://laborcenter.berkeley.edu/failure-to-deliver/

41 Lance Compa, “Failure to Deliver: Assessing Amazon’s Freedom of Association Policy under International Labor Standards”, Co-published with the Center for Law and Work (CLAW) at Berkeley Law, https://laborcenter.berkeley.edu/failure-to-deliver/

42 https://www.iuf.org/news/union-organizing-wins-at-danone-usa/

•	In June 2022, Microsoft signed an agreement with the Communication Workers of America by which the company agreed to take a neutral approach when employees covered by the agreement express interest in joining a union.[43]

•	In response to a shareholder proposal similar to Item 16, Apple announced that it will undertake a third-party assessment on its efforts to comply with its Human Rights Policy as it relates to workers’ freedom of association and collective bargaining rights in the United States and disclose the results by the end of calendar year 2023.[44]

These examples clearly demonstrate that global companies recognize that their commitment to international human rights standards, including the freedom of association and collective bargaining, may require actions that go beyond following U.S. law in order to ensure that employees can make a choice free of any form of employer interference or implied threat.

4.4 A third-party Assessment should focus on Amazon’s compliance with the principle of noninterference at the heart of ILO Conventions 87 and 98.

An independent, third-party Assessment of Amazon’s adherence to its stated commitment to workers’ freedom of association and collective bargaining rights would focus on the Company’s compliance with the principle of noninterference at the heart of ILO Conventions 87 and 98.

The ILO Committee on Freedom of Association has declared as General Principles:

•	“All appropriate measures should be taken to guarantee that, irrespective of trade union affiliation, trade union rights can be exercised in normal conditions with respect for basic human rights and in a climate free of violence, pressure, fear and threats of any kind.”

•	“Workers shall have the right to join organizations of their own choosing without any interference from the employer.”[45]

In addition, in 2008, the ILO and the UN Global Compact issued A Guide for Business that refers to noninterference as follows:

“Employers should not interfere in workers’ decision to associate, try to influence their decision in any way, or discriminate against either those workers who choose to associate or those who act as their representatives.”46 [emphasis added].

To conduct the Assessment, the Board should select a third-party individual or organization that is independent of all interested parties, including the Company, its affiliates, and its legal services providers, and trade union organizations. Further, the individual or organization should have demonstrated expertise in global human and labor rights norms and have in-house or as a consultant a widely respected human rights expert, such as a former ILO official, who can lead the Assessment, maintain the objectivity of the investigation, and offer key global context. The individual or organization should not have union-avoidance experience, as such experience would undermine their objectivity.

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43 https://news.microsoft.com/2022/06/13/cwa-microsoft-announce-labor-neutrality-agreement/

44 https://www.nytimes.com/2023/01/17/business/economy/apple-labor.html

45 ILO Committee on Freedom of Association, Compilation of Decisions (2018), paras. 73, 1189, https://www.ilo.org/wcmsp5/groups/public/---ed_norm/- --normes/documents/publication/wcms_632659.pdf

46 https://www.unglobalcompact.org/library/261.

The Assessment should draw on a representative sample of workers who have experienced Amazon’s labor rights policies and practices and a sample of local managers who have enforced and carried them out, including some workers who have expressed support for unionization. Workers and managers should be guaranteed no reprisals for participation. Likewise, unions representing workers across Amazon’s international footprint and other human rights organizations and experts would offer valuable input. The Assessment should have access to Amazon documents and communications related to its labor rights compliance, including its contracts with consultants and law firms from which it has sought advice in handling organizing efforts by its workers.

CONCLUSION

Although Amazon has committed to respect the freedom of association and collective bargaining rights of its employees and abide by internationally recognized human rights standards, numerous reports indicate that Amazon’s conduct towards employees seeking unionization appears to contradict its own human rights commitments.

Failure to align conduct with international standards exposes shareholders to material risks which could negatively impact long-term value if left unaddressed. In contrast, by aligning its conduct with its commitment and truly respecting key human rights standards, including the ILO Declaration and Core Conventions, Amazon will be better positioned to mitigate workforce related risks and benefit from the positive externalities associated with effective union representation and collective bargaining.

For all the reasons mentioned above, the Proponents urge shareholders to vote FOR Item 16.

If you have any questions, please contact Sarah Couturier-Tanoh at scouturier-tanoh@share.ca.

Vote “FOR” Item 16, “Shareholder Proposal - Human Rights Assessment”

at the annual general meeting on May 24, 2023.

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